UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☑ Form 10-Q	☐ Form 20-F	☐ Form 10-D	☐ Form 11-K	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Waterstone Financial, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

11200 West Plank Ct.

Address of Principal Executive Office (Street and Number)

Wauwatosa, WI 53226

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a)The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 (the “Form 10-Q”) by the prescribed filing due date of November 9, 2026. The Registrant’s delay in filing the Form 10-Q is due primarily to additional time needed by the Registrant to allow it to complete pre-filing procedures.  The Registrant anticipates filing the Form 10-Q no later than the 5th calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Mark R. Gerke	(414)	761-1000
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net income of $6.2 million and $20.6 million for the three and nine months ended September 30, 2026, compared to net income of $7.9 million and $18.7 million for the three and nine months ended September 30, 2025. For the three-month periods, a decrease in noninterest income and an increase in provision for credit losses were partially offset by an increase in net interest income. For the nine-month periods, an increase in net interest income was partially offset by increases in noninterest expenses and provision for credit losses.

Waterstone Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2026	By:	/s/ Mark R. Gerke
		Name:	Mark R. Gerke
		Title:	Chief Financial Officer